Filed pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 of the Securities
                                                            Exchange Act of 1934

                                                         Filer: UGC Europe, Inc.
                                               Subject Company: UGC Europe, Inc.
                          Subject Company's Exchange Act File Number:  000-25365


     UGC EUROPE FORMS SPECIAL COMMITTEE AND ADVISES STOCKHOLDERS TO TAKE NO
      ACTION AT THIS TIME IN RESPONSE TO UNITEDGLOBALCOM'S EXCHANGE OFFER

Denver, Colorado - October 13, 2003: UGC Europe, Inc. ("UGC Europe" or "the Company") (NASDAQ: UGCE) announced today that a special committee of independent directors has been appointed in response to the exchange offer commenced by its majority stockholder, UnitedGlobalCom, Inc. ("UnitedGlobalCom")(NASDAQ: UCOMA), to acquire all outstanding shares of UGC Europe that UnitedGlobalCom and its subsidiaries do not already own. The Special Committee has retained Goldman, Sachs & Co. as its financial advisor and Cleary, Gottlieb, Steen & Hamilton as its legal counsel. The Special Committee will advise stockholders of its position with respect to the exchange offer on or before October 20, 2003. UGC Europe urges its stockholders to take no action with respect to the exchange offer until they have been advised of the Special Committee's position with respect to the exchange offer.

In connection with the exchange offer, UGC Europe will be filing certain materials with the Securities and Exchange Commission, including a Solicitation/Recommendation Statement on Schedule 14D-9. Stockholders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available because they will contain important information. Investors can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they come available and all other filings by UGC Europe with the SEC at the SEC's website at www.sec.gov. In addition, these materials may be obtained free from UGC Europe by directing a request to UGC Europe, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, 303-220-4204,
Attention: Investor Relations - Richard Abbott.

About UGC Europe
UGC Europe, Inc. through its subsidiary United Pan-Europe Communications N.V. ("UPC") is one of the leading broadband communications and entertainment companies in Europe. Through its broadband networks, UPC provides television, Internet access, telephony and programming services.

NOTE: Except for historical information contained herein, this release contains forward-looking statements, which involve certain risks, and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include continued use by subscribers and potential subscribers of the Company's services, changes in the technology and competition, our ability to achieve expected operational efficiencies and economies of scale, our ability to generate expected revenue and achieve assumed margins, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date of this Release. UGC Europe expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in UGC Europe's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

     For further information please contact:
     Claire Appleby
     UGCE Investor Relations
     + 44 (0) 207 838 2004
     Email: ir@ugceurope.com

     Bert Holtkamp
     UGCE Corporate Communications
     + 31 (0) 20 778 9447
     corpcomms@upccorp.com

     Richard S.L. Abbott
     UGC Europe
     (303) 220-6682
     ir@ugceurope.com


Also, please visit www.ugceurope.com for further information about UGC Europe & UPC.